SECURITIES AND EXCHANGE COMMISSION

                                      WASHINGTON, D.C.  20549


                                           SCHEDULE 13G

                             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                          WHX CORPORATION
                                          (NAME OF ISSUER)


                                    COMMON STOCK $.01 PAR VALUE
                                  (TITLE OF CLASS OF SECURITIES)


                                             929248102
                                          (CUSIP NUMBER)



      CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT [X]

        Cusip No. 929248102

1)      Names of Reporting Persons           Dewey Square Investors Corp.
        S.S. or I.R.S. Identification
        Nos. of Above Persons                04-3038940


2)      Check the Appropriate Box            (a)
        if a Member of a Group               (b)
        (See Instructions)


3)      SEC Use Only


4)      Citizenship or Place of              Delaware
        Organization


Number of Shares   5)     Sole Voting Power                2,434,810
Beneficially
Owned By Each      6)     Shared Voting Power                      0
Reporting
Person With        7)     Sole Dispositive Power           2,415,165

                   8)     Shared Dispositive Power                 0

9)      Aggregate Amount Beneficially    2,434,810*
        Owned by Each Reporting Person

* Includes 708,195 shares subject to issuance at any time upon conversion of Preferred Stock of the issuer which is owned by the reporting person.

10)     Check if the Aggregate Amount
        in Row (9) Excludes Certain Shares
        (See Instructions)


11)     Percent of Class Represented  9.0%
        by Amount in Row 9

12)     Type of Reporting Person      IA
        (See Instructions)

                                Securities and Exchange Commission
                                      Washington, D.C.  20549

                                 Schedule 13G Under The Securities
                                       Exchange Act of 1934



Item 1.

        (a)    Name of Issuer:            WHX Corporation

        (b)    Address of Issuer's        110 East 59th Street
               Principal Executive        New York, NY 10022
               Offices:

Item 2.

        (a)    Name of Person             Dewey Square Investors Corporation
               Filing:

        (b)    Address of Principal       One Financial Center
               Business Office or,        Boston, MA  02111
               if none, Residence:

        (c)    Citizenship:               Delaware

        (d)    Title of Class
               of Securities:             Common Stock, $.01 Par Value

        (e)    CUSIP No:                  929248102

Item 3.

        This statement is filed pursuant to Rule 13d-1(b). The person filing is an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940.

Item 4. Ownership

        (a)    Amount Beneficially Owned:    2,434,810*

        (b)    Percent of Class:             9.0%

        (c)    Number of Shares as to which such person has:
               (i)    Sole Power to Vote or to Direct the Vote - 2,434,810
               (ii)   Shared Power to Vote or to Direct the Vote - 0
               (iii)  Sole Power to Dispose or to Direct the
                      Disposition of: - 2,415,165
               (iv)   Shared Power to Dispose or to Direct the
                      Disposition of: - 0

* Includes 708,195 shares subject to issuance at any time upon conversion of Preferred Stock of the issuer which is owned by the reporting person.

Item 5. Ownership of Five Percent or Less of a Class.

                     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following | |.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

                     All securities reported upon in this schedule were acquired for the benefit of investment advisory clients of Dewey Square Investors Corporation and such clients have the right to receive the dividends from or the proceeds from the sale of such securities. None of such clients has an interest in more than five percent of the class of securities reported upon.

Item 7. Identification and Classification of the Subsidiary Which has Acquired the Security Being Reported on by the Parent Holding Company:

                     Not Applicable

Item 8. Identification and Classification of Members of the Group.

                     Not Applicable

Item 9. Notice of Dissolution of Group.

                     Not Applicable

Item 10.Certification


        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                             SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:  February 12, 1996

        DEWEY SQUARE INVESTORS
        CORPORATION


        By:
	Signature: /s/
	Name:      Marilyn R. Stegner
	Title:     Treasurer